Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Dated November 13, 2025

Relating to Preliminary Prospectus Supplement Dated November 13, 2025

Registration Statement No. 333-275408

Common stock

Pre-funded warrants to purchase common stock

This free writing prospectus relates only to the offering described below and should be read together with the preliminary prospectus supplement filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2025 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the accompanying base prospectus. This free writing prospectus supplements the Preliminary Prospectus Supplement primarily to reflect the addition of pre-funded warrants, and the shares of common stock issuable upon the exercise of such pre-funded warrants, to the securities being offered by Verastem, Inc. Except as otherwise indicated, all information in this free writing prospectus and the Preliminary Prospectus Supplement assumes (i) no issuance or exercise of stock options or warrants after September 30, 2025, (ii) no exercise of any of the pre-funded warrants currently outstanding or to be offered and sold by us in this offering and (iii) no exercise by the underwriters of their option to purchase additional shares of common stock in this offering.

This free writing prospectus is qualified in its entirety by reference to the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying base prospectus. Financial information and other information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed only to the extent affected by the changes described herein. This free writing prospectus should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying base prospectus, before making a decision in connection with an investment in the securities. Capitalized terms used in this free writing prospectus but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Common stock we are offering:	shares

Pre-funded warrants offered by us:

We are also offering, in lieu of common stock to certain investors, pre-funded warrants to purchase up to              shares of our common stock. The purchase price of each pre-funded warrant equals the price per share at which the shares of our common stock are being sold to the public in this offering, minus $0.0001, which is the exercise price of each pre-funded warrant per share. Each pre-funded warrant will be exercisable from the date of issuance until fully exercised, subject to an ownership limitation. See “Description of Pre-Funded Warrants” in this free writing prospectus. This free writing prospectus and the Preliminary Prospectus Supplement also relate to the offering of the shares of our common stock issuable upon exercise of the pre-funded warrants.

The lock-up restrictions described in the Preliminary Prospectus Supplement under “Underwriting” will not apply to issuance of common stock upon the exercise of the pre-funded warrants during the 60 day period following the date of Preliminary Prospectus Supplement.

Option to purchase additional shares of common stock:	We have granted the underwriters an option for 30 days to purchase up to $ of additional shares of our common stock. The number of shares subject to the underwriters’ option equals 15% of the total number of shares of common stock plus the shares of common stock underlying the pre-funded warrants we are offering.

Dilution:	After giving effect to our issuance and sale of shares of our common stock and pre-funded warrants to purchase up to shares of our common stock at the public offering price of $ per share of our common stock and $ per share underlying the pre-funded warrants (which equals the public offering price per share of the common stock less the $0.0001 per share exercise price of each such pre-funded warrant) (and excluding shares of common stock issued upon the exercise of the pre-funded warrants or any resulting accounting associated therewith), less the estimated offering expenses payable by us, our pro forma net tangible book value as of September 30, 2025 would have been approximately $ million, or approximately $ per share. This represents an immediate increase in pro forma net tangible book value per share of $ existing stockholders and immediate dilution of $ in pro forma net tangible book value per share to new investors purchasing common stock or pre-funded warrants in this offering.

Listing:	Shares of our common stock are listed on The Nasdaq Capital Market under the symbol “VSTM.” There is no established public trading market for the pre-funded warrants, and we do not expect a market to develop. We do not intend to list the pre-funded warrants on The Nasdaq Capital Market, any other national securities exchange or nationally recognized trading system. Without an active trading market, the liquidity of the pre-funded warrants will be limited. See “Description of Pre-Funded Warrants” in this free writing prospectus.

Risk Factors

You should consider carefully the risks described below and discussed under the section captioned “Risk Factors” contained in the Preliminary Prospectus Supplement, the accompanying prospectus our annual report on Form 10-K for the year ended December 31, 2024, in any subsequent quarterly reports on Form 10-Q, as updated by our subsequent filings under the Securities Exchange Act of 1934, as amended, as well as other information in this free writing prospectus, the Preliminary Prospectus Supplement, the accompanying prospectus and the documents incorporated by reference herein and therein before deciding whether to invest in our common stock or our pre-funded warrants. If any of the following events actually occur, our business, operating results, prospects or financial condition could be materially and adversely affected. This could cause the trading price of our common stock to decline and you may lose all or part of your investment. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business operations.

There is no public market for the pre-funded warrants being offered in this offering.

There is no public trading market for the pre-funded warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the pre-funded warrants on any securities exchange or nationally recognized trading system, including The Nasdaq Capital Market. Without an active market, the liquidity of the pre-funded warrants will be limited, and you may be unable to sell the pre-funded warrants at the prices desired or at all. The liquidity of the trading market in the pre-funded warrants and the sale price, if any, for the pre-funded warrants, may be adversely affected by, among other things: (i) changes in the overall market for the pre-funded warrants; (ii) changes in our financial performance or prospects; (iii) changes or perceived changes in our creditworthiness; (iv) the prospects for companies in the industry generally; (v) the number of holders of the pre-funded warrants; and (vi) the interest of securities dealers in making a market for the pre-funded warrants.

We will not receive any meaningful amount of additional funds upon the exercise of the pre-funded warrants.

Each pre-funded warrant will be exercisable until it is fully exercised and by means of payment of the nominal cash purchase price upon exercise or by means of a “cashless exercise,” meaning that the holder may not pay a cash purchase price upon exercise, but instead would receive upon such exercise the net number of shares of our common stock determined according to a formula set forth in the pre-funded warrant. Accordingly, we will not receive any meaningful additional funds upon the exercise of the pre-funded warrants.

Except for the right to participate in certain dividends and distributions and as otherwise provided in the pre- funded warrants, holders of the pre-funded warrants will have no rights as common stockholders until such holders exercise their pre-funded warrants and acquire shares of our common stock.

Until holders of the pre-funded warrants exercise their pre-funded warrants and acquire shares of our common stock, such holders will have no rights with respect to the shares of our common stock underlying such pre-funded warrants, except for the right to participate in certain dividends and distributions and as otherwise provided in the pre-funded warrants. Upon exercise of the pre-funded warrants, the holders will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs after the exercise date.

Significant holders or beneficial holders of shares of our common stock may not be permitted to exercise the pre-funded warrants that they hold.

Significant holders or beneficial holders of our common stock may not be permitted to exercise pre-funded warrants that they hold. Holders of the pre-funded warrants will not be entitled to exercise any portion of any such pre-funded warrant which, upon giving effect to such exercise, would cause the aggregate number of shares of our common stock beneficially owned by the holder (together with its affiliates) to exceed a specified percentage of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the pre-funded warrants. As a result, you may not be able to exercise your pre-funded warrants for shares of our common stock at a time when it would be financially beneficial for you to do so. In such circumstance you could seek to sell your pre-funded warrants to realize value, but you may be unable to do so in the absence of an established trading market for such securities. See “Description of Pre-Funded Warrants” this this free writing prospectus.

Use of Proceeds

We estimate that the net proceeds received by us from the issuance and sale of shares of our common stock and pre-funded warrants in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming no exercise of the pre-funded warrants being offered in this offering, will be approximately $            million. If the underwriters exercise their option to purchase additional shares in full, we estimate that our net proceeds will be approximately $            million after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming no exercise of the pre-funded warrants being offered in this offering. We will receive nominal proceeds upon any exercise of the pre-funded warrants.

We currently estimate that we will use the net proceeds from this offering to fund commercial activities for the AVMAPKI FAKZYNJA CO-PACK in LGSOC, continued clinical research and development of product candidates, which include avutometinib, defactinib, and VS-7375, and for working capital and other general corporate purposes.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalents and investments and projected revenues from US sales of the AVMAPKI FAKZYNJA CO-PACK, will be sufficient to fund our projected operating expenses and capital expenditures for at least the next 12 months. Our expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development efforts, the status of and results from clinical trials, as well as any collaborations that we may enter into with third parties for our product candidates, and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending our use of the net proceeds from this offering described above, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and U.S. government securities.

Description of Pre-Funded Warrants

The following is a brief summary of certain terms and conditions of the pre-funded warrants being offered in this offering. The following description is subject in all respects to the provisions contained in the pre-funded warrants.

Form

The pre-funded warrants will be issued as individual pre-funded warrant agreements to the purchasers. The form of pre-funded warrant will be provided to investors in this offering and will be filed with the SEC as an exhibit to a Current Report on Form 8-K in connection with this offering.

Term

The pre-funded warrants will not expire until they are fully exercised.

Exercisability

The pre-funded warrants will be immediately exercisable at any time until they are fully exercised. The pre-funded warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and by payment in full of the exercise price in immediately available funds for the number of shares of common stock purchased upon such exercise. A holder of the pre-funded warrants may also satisfy its obligation to pay the exercise price through a “cashless exercise,” in which the holder receives the net value of the pre-funded warrant in shares of common stock determined according to the formula set forth in the pre-funded warrant.

Exercise Limitations

We may not effect the exercise of any pre-funded warrant, and a holder will not be entitled to exercise any portion of any pre-funded warrant that, upon giving effect to such exercise, would cause: (i) the aggregate number of shares of our common stock beneficially owned by such holder (together with its affiliates and other attribution parties) to exceed 4.99% or 9.99%, at the election of the holder (or such higher percentage up to 19.99%, at the election of the holder) of the number of shares of our common stock outstanding immediately after giving effect to the exercise; or (ii) the combined voting power of our securities beneficially owned by such holder (together with its affiliates and other attribution parties) to exceed 4.99% or 9.99%, at the election of the holder (or such higher percentage up to 19.99%, at the election of the holder) of the combined voting power of all of our securities outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the pre-funded warrants. However, any holder of a pre-funded warrant may increase or decrease such percentage to any other percentage not in excess of 19.99% provided that any such increase or decrease will not be effective until the sixty-first (61st) day after such notice is delivered to us subject to the terms of the pre-funded warrant.

Exercise Price

The exercise price of shares of our common stock purchasable upon the exercise of the pre-funded warrants is $0.0001 per underlying share of common stock. The exercise price of the pre-funded warrants and the number of shares of common stock issuable upon exercise of the pre-funded warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our shares of common stock, as well as upon any distribution of assets, including cash, stock or other property, to our stockholders. The exercise price of the pre-funded warrants will not be adjusted below the par value of our shares of common stock.

Fractional Shares

No fractional shares shall be issued upon the exercise of the pre-funded warrants, and the number of shares of common stock to be issued upon the exercise of such pre-funded warrants shall be rounded down to the nearest whole share. If a fractional share interest arises upon any exercise of a pre-funded warrant, the Company shall eliminate such fractional share interest by paying the holder in cash the amount computed by multiplying the fractional interest by (i) the fair market value (as determined in accordance with the terms of the pre-funded warrants) of a full share, less (ii) the then-effective exercise price.

Transferability

Subject to applicable laws, the pre-funded warrants may be offered for sale, sold, transferred or assigned without our consent.

No Listing

There is no established public trading market for the pre-funded warrants, and we do not expect a market to develop. We do not intend to list the pre-funded warrants on The Nasdaq Capital Market, any other national securities exchange or any other nationally recognized trading system. Without an active market, the liquidity of the pre-funded warrants will be limited.

Acquisitions

Upon the consummation of an acquisition (as described in the pre-funded warrants, and generally including any reorganization, recapitalization or reclassification of our shares of common stock, the sale, lease, exclusive license or other disposition of all or substantially all of our assets, our merger or consolidation with or into another person, or any other corporate reorganization in which our stockholders immediately following such transaction own less than fifty percent of the voting power of our (or the surviving entity’s) outstanding shares of common stock, or if we are not the surviving entity, or if our stockholders sell or transfer shares representing greater than fifty percent of our then-total outstanding combined voting power), the holders of the pre-funded warrants will be entitled to receive, upon exercise of the pre-funded warrants, the kind and amount of securities, cash or other property that such holders would have received had they exercised the pre-funded warrants immediately prior to such acquisition, without regard to any limitations on exercise contained in the pre-funded warrants.

No Rights as a Stockholder

Except for the right to participate in certain dividends and distributions and as otherwise provided in the pre-funded warrant or by virtue of such holder’s ownership of shares of our common stock, a holder of a pre-funded warrant does not have the rights or privileges of a holder of shares of our common stock, including any voting rights, until such holder exercises the pre-funded warrant.

Waivers and Amendments

The pre-funded warrants and any term thereof may only be amended or otherwise changed, waived, discharged or terminated in writing, signed by the party against which enforcement of such amendment or other change, waiver, discharge or termination is sought.

Material United States Federal Income Tax Considerations

Although it is not entirely free from doubt, a pre-funded warrant should be treated as a share of our common stock for U.S. federal income tax purposes and a holder of pre-funded warrants should generally be taxed in the same manner as a holder of such shares, as described in the Preliminary Prospectus Supplement. Accordingly, no gain or loss should be recognized upon the exercise of a pre-funded warrant (other than with respect to cash paid in lieu of a fractional share and except in the case of a cashless exercise, the treatment of which for U.S. federal income tax purposes is not clear) and, upon exercise, the holding period of a pre-funded warrant should carry over to the share received. Similarly, the tax basis of the pre-funded warrant should carry over to the share received upon exercise, increased by the exercise price of $0.0001 per share. If you are a Non-U.S. Holder (as defined in the Preliminary Prospectus Supplement), see the discussion in the Preliminary Prospectus Supplement under the heading “Material United States Federal Income Tax Considerations—Non-U.S. Holders.”

A holder of a pre-funded warrant may, in some circumstances, be deemed to have received a distribution subject to U.S. federal income tax or withholding tax as a result of an adjustment or the non-occurrence of an adjustment to the exercise price or number of shares of common stock issuable upon exercise of the pre-funded warrant. Any resulting withholding tax may be collected from other amounts payable or distributable to the holder. Holders should consult their tax advisors regarding the proper treatment of any adjustments to the pre-funded warrants.

Our characterization is not binding on the Internal Revenue Service, and the Internal Revenue Service may treat our pre-funded warrants as warrants to acquire our common stock. In that case, the amount and character of your gain with respect to an investment in our pre-funded warrants could be materially different than the discussion described below (and, if you are a Non-U.S. Holder, as defined in the Preliminary Prospectus Supplement, in the Preliminary Prospectus Supplement under the heading “Material United States Federal Income Tax Considerations—Non-U.S. Holders”). Accordingly, each holder should consult his, her or its own tax advisor regarding the risks associated with the acquisition of pre-funded warrants pursuant to this offering (including potential alternative characterizations).

Underwriting

The underwriters will purchase the pre-funded warrants pursuant to the underwriting agreement described in the Preliminary Prospectus Supplement on terms generally consistent with those applicable to the shares of common stock being sold in the offering. The per share underwriting discounts and commissions for the pre-funded warrants will be on equal terms to the per share underwriting discounts and commissions on the shares of our common stock sold in the offering.

General

Additional conforming changes are hereby made to the Preliminary Prospectus Supplement to reflect the changes described in this free writing prospectus. All terms of the Preliminary Prospectus Supplement applicable to our common stock will be applicable to the shares underlying the pre-funded warrants upon issuance.

Verastem, Inc. (the “Issuer”) has filed a registration statement (including a preliminary prospectus supplement dated November 13, 2025 and the accompanying base prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying base prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from: Jefferies LLC, by mail at Attn: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, by telephone at (877) 821-7388, or by email at prospectus_department@jefferies.com; Guggenheim Securities, LLC, Attention: Equity Syndicate Department, 330 Madison Avenue, 8th Floor, New York, NY 10017, or by telephone at (212) 518-9544, or by email at GSEquityProspectusDelivery@guggenheimpartners.com; or Cantor Fitzgerald & Co., Attention: Equity Capital Markets, 110 E. 59th Street, 6th floor, New York, New York 10022, or by email at prospectus@cantor.com.